JONES ENERGY HOLDINGS, LLC

JONES ENERGY FINANCE CORP.
807 Las Cimas Parkway, Suite 350
Austin, Texas 78746

November 18, 2015

Via Edgar transmission

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Jones Energy Holdings, LLC

Jones Energy Finance Corp.

Registration Statement on Form S-4

Ladies and Gentlemen:

Jones Energy Holdings, LLC, Jones Energy Finance Corp., Jones Energy, Inc., Nosley Assets, LLC and Jones Energy, LLC (collectively, the “Registrants”), have today filed under the Securities Act of 1933, as amended (the “Securities Act”) a registration statement (“Registration Statement”) to register their offer to exchange (the “Exchange Offer”) registered 9.25% Senior Notes due 2023 (“Exchange Notes”) for any and all of their outstanding unregistered 9.25% Senior Notes due 2023 (“Original Notes”).  The Exchange Offer is being made in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in the Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), Mary Kay Cosmetics, Inc., SEC No-Action Letter (available June 5, 1991), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and similar no-action letters (the “SEC No-Action Letters”).  This letter is being made in order to provide to the Staff the representations and undertakings contained in the Morgan Stanley & Co. Inc. and Shearman & Sterling no-action letters referred to above.

Jones Energy Holdings, LLC and Jones Energy Finance Corp., on behalf of the Registrants, hereby confirm and represent as follows:

1.             Neither the Registrants nor their respective affiliates have entered into any arrangement or understanding with any person to distribute the Exchange Notes to be issued in the Exchange Offer pursuant to the Registration Statement and, to the best of the Registrants’ information and belief, each person that will participate in the Exchange Offer will acquire the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be issued in the Exchange Offer.

2.             The Registrants will make each person participating in the Exchange Offer aware (through the prospectus and the letter of transmittal) that if such person is tendering Original Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (a) cannot rely on the Staff’s position enunciated in the SEC

No-Action Letters or interpretative letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3.             The Registrants will make each person participating in the Exchange Offer aware (through the prospectus and the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (including the requirement that such prospectus contain a plan of distribution with respect to the applicable resale transaction) in connection with any resale of such Exchange Notes.

4.             The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions.

i.              If the exchange offeree is not a broker-dealer, a representation to the effect that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

ii.             If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement to the effect that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please contact Mollie Duckworth at (512) 322-2551 or Douglass Rayburn at (214) 953-6634 of Baker Botts L.L.P. with any questions or comments regarding the foregoing.

Very truly yours,

JONES ENERGY HOLDINGS, LLC
JONES ENERGY FINANCE CORP.

		By:	/s/ Robert J. Brooks
Robert J. Brooks
Executive Vice President and Chief Financial Officer

cc:	Mollie Duckworth
Douglass M. Rayburn
Baker Botts L.L.P.